               BOSTON     CONNECTICUT     NEW JERSEY     NEW YORK     WASHINGTON, D.C

 Frank E. Lawatsch, Jr.

              Attorney At Law

              7 Times Square

              New York, NY  10036

              T: 212 297-5830 F: (212) 916 2940

              flawatsch@daypitney.com

October 18, 2007

VIA FACSIMILE NO. (202) 772-9204

Mr. Steve Jacobs
Associate Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Mail Stop 5543
Washington, D.C.  20549

Re:	Ridgewood Electric Power Trust II Ridgewood Electric Power Trust III Ridgewood Electric Power Trust IV Ridgewood Electric Power Trust V The Ridgewood Power Growth Fund

Dear Mr. Jacobs:

We are counsel to each of the above-referenced Ridgewood Trusts (collectively, the “Trusts”), each of which has failed to file with the United States Securities and Exchange Commission (the “Commission”) certain periodic and other reports required to be filed under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each of the Trusts has filed or will file with the Commission a Form 10-K Compendium covering all its past due filings under Section 13(a) for periods ending between January 1, 2003 through December 31, 2005.  These filings were made pursuant to a letter from the staff of the Commission dated November 27, 2006 addressed to me from Joel K. Levine, Associate Chief Accountant, Division of Corporation Finance.  The Trusts are requesting by this letter that each of them be permitted to file a Compendium Form 10-K for the year ended December 31, 2006.

As discussed in my telephone conversation with Robert Burnett of the Commission on Tuesday, October 16, 2007, we are writing to request your consideration of my client’s proposal that in lieu of filing each past due periodic report for the first three quarters and the year ended December 31, 2006, each Trust file a compendium annual report on Form 10-K for its fiscal year ended December 31, 2006 (each a “2006  Compendium Report”), which would include the information for each of its quarterly reports in the level of detail required by Form 10-Q covering the periods ended March 31, 2006, June 30, 2006 and September 30, 2006.  Each 2006 Compendium Report would contain the relevant Trust’s audited financial statements as required by Form 10-K and all financial and other information required to be filed for each of three quarterly periods in 2006.

Background

During 2006 the Trusts, each of which are managed by Ridgewood Renewable Power, LLC (the “Managing Shareholder”), owned and operated renewable electric power and infrastructure projects in the United States, United Kingdom, and Egypt.  The securities issued by each of the Trusts were originally offered and sold in private placements exempt from registration under the Securities Act of 1933, as amended.  Each of the Trusts is organized as a Delaware business trust.  Each of the Trusts has registered its shares of beneficial interest with the Commission under the Exchange Act on Form 10.  Notwithstanding such registration, there is no active secondary market for such shares, they are not listed on any exchange, and there are severe restrictions on any transfers contained in the Declaration of Trust for each Trust, which includes a provision that requires that no transfers may be made without the prior written approval of the Managing Shareholder.  A conscious effort has been made by the Trusts and the Managing Shareholder to avoid stimulating a public market for shares of the Trusts, and because there is no active secondary market for the shares, it is difficult to determine the value of the shares at any given time.  There are approximately 6,000 holders of shares of the Trusts.

In January 2004, the Managing Shareholder retained Perelson Weiner LLP (“Perelson”) to serve as independent registered public accountants to perform annual accounting, auditing, and tax services for the Trusts, including the audit of the Trusts’ respective financial statements for the year ended December 31, 2003.  However, throughout the course of the engagement, Perelson did not timely conduct and complete their audits and reviews of the Trusts’ financial statements, causing the Trusts to be late with, or fail to file entirely, their periodic reports.

The Managing Shareholder and the Trusts terminated Perelson’s retention as the Trusts’ independent registered public accountants in June 2006 and thereafter filed a complaint against Perelson in the Superior Court of New Jersey seeking damages.

In July, 2006, the Managing Shareholder engaged Grant Thornton LLP (“Grant Thornton”) to replace Perelson as the independent registered public accountants for the Trusts.  The scope of Grant Thornton’s retention included auditing the financial statements of the Trusts that were to be audited by Perelson and which were not completed by Perelson, and re-auditing the financial statements of the Trusts that were audited by Perelson, for each of the years ended December 31, 2006, 2005, 2004 and 2003 and reviewing the financial statements of the Trusts for each quarterly period since the beginning of the Trusts’ 2003 fiscal year where such reviews had not been performed by Perelson or where there were corrections or restatements required.  The re-audits and re-reviews are being conducted so that the Trusts will no longer need to rely on Perelson to provide the auditors’ consents or reviews necessary in connection with the Trusts’ periodic reports required to be filed under Section 13(a) of the Exchange Act.  Since the Trusts have now completed much of the work required to file these past due reports for periods ended on or prior to December 31, 2005, they are now in the process of addressing periods ending between January 1, 2006 and December 31, 2006.  The Trusts intend to file normal reports for the periods ended in 2007.

        Mr. Steve Jacobs

        Associate Chief Accountant

        Division of Corporation Finance

        United States Securities and Exchange Commission

        October 18, 2007

The Proposed Compendium Reports

As discussed, we propose that in lieu of filing each past due periodic report for periods in 2006, each Trust would file a Form 10-K Compendium Report for its year ended December 31, 2006 which would include its quarterly financial information and other disclosures at least as detailed as required on Form 10-Q covering quarterly periods ended in 2006.  As a result, a Trust’s 2006 Compendium Report would contain any and all material information that would have been available and required to be disclosed in the Trust’s prior periodic reports for 2006 (Form 10-K or Form 10-Q).  Since the Trusts had not filed any financial statements for any period in 2006, no restatements or corrections will be required to be made in the 2006 Compendium Report.

In preparing the financial statements required to be included in the 2006 Compendium Report, the Trusts would apply accounting rules in place during the period covered by the particular financial statements.  Financial statements for all delinquent interim periods contained in the 2006 Compendium Report would be presented with the level of detail required by Form 10-Q.

Accordingly, we request, on behalf of the Trusts, that for the reasons set forth herein, you advise the Trusts that the staff of the Division of Corporation Finance will not object if each of the Trusts files a 2006 Compendium Report in lieu of the Trust’s delinquent periodic reports covering the three quarterly periods ending within and the year ended December 31, 2006.

        Mr. Steve Jacobs

        Associate Chief Accountant

        Division of Corporation Finance

        United States Securities and Exchange Commission

        October 18, 2007

My client has advised me that the Trusts intended to file the 2006 Compendium Reports during the period of December 2007 through February 2008.  My client further agrees to advise the staff of the Division of Corporation Finance if there will be any material delay in this schedule.

Please call me at (212) 297-5830 if you have any questions or require any additional information.  In the event that you should contemplate an unfavorable or qualified response to this request, we request a telephone conference to discuss these issues.

Very truly yours,

        /s/   Frank E. Lawatsch, Jr.

FRANK E. LAWATSCH, JR.

FEL/ms